UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934

Alliance HealthCare Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

08606103
(CUSIP Number)

Qisen Huang Chairman
Tahoe Investment Group Co., Ltd.
No. 43 Hudong Road
Olympic Building
Fuzhou City, Fujian Province, China 350003
Fax: (86)-591-8760-1956
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tahoe Investment Group Co., Ltd. (formerly known as Fujian Thai Hot Investment Co., Ltd.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%1
14.	Type of Reporting Person (See Instructions) HC

1.           Percentage calculated based on 10,738,551 shares of common stock issued and outstanding as of October 28, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 4, 2016.

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): THAIHOT INVESTMENT COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%1
14.	Type of Reporting Person (See Instructions) HC

1.           Percentage calculated based on 10,738,551 shares of common stock issued and outstanding as of October 28, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 4, 2016.

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): QISEN HUANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.6%1
14.	Type of Reporting Person (See Instructions) IN

1.           Percentage calculated based on 10,738,551 shares of common stock issued and outstanding as of October 28, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 4, 2016.

Introductory Note

This amendment No. 1 (this “Amendment No. 1”) relates to the common stock, par value $0.01 each (the “Common Stock”), issued by Alliance HealthCare Services, Inc., a California corporation (the “Issuer”).  This Amendment No. 1 is being filed jointly by (i) Tahoe Investment Group Co., Ltd., (formerly known as Fujian Thai Hot Investment Co., Ltd., “Tahoe”), (ii) THAIHOT INVESTMENT COMPANY LIMITED (“THAIHOT Cayman”) and (iii) Mr. Qisen Huang (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of April 6, 2016, filed with the Schedule 13D (as defined below) as Exhibit 1 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on April 8, 2016 (the “Schedule 13D”) on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”).  Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

On October 9, 2016, Fujian Thai Hot Investment Co., Ltd. changed its name to Tahoe Investment Group Co., Ltd.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$50 million will be required for the Proposed Transaction (as described in Item 4 below).

It is anticipated that the funding for the Proposed Transaction will be provided by equity financing in the form of rollover equity in the Issuer and cash contributions from Tahoe.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 8, 2016, Tahoe submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer for the acquisition of all of the outstanding Common Shares of the Issuer not already owned by THAIHOT Cayman, an indirect wholly-owned subsidiary of Tahoe, at US$9.60 per share of Common Stock in cash (the “Proposed Transaction”). Tahoe intends to finance the Proposed Transaction through equity financing.

Tahoe indicated in the Proposal that it agrees that the Proposed Transaction should be considered and approved by a special committee formed by the Issuer’s board of directors consisting solely of independent and disinterested directors.  It further agrees that the Proposed Transaction should be subject to a non-waivable condition requiring approval of a majority of the shares of the Issuer not owned by Tahoe or its affiliates.  Given its knowledge of the Issuer, Tahoe is prepared to expeditiously negotiate and finalize the terms of the Proposed Transaction in definitive agreements.  The Proposal also provided that no binding obligation on the part of the Issuer or Tahoe shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

With respect to the fact that Tahoe, THAIHOT Cayman and the Issuer had previously entered into a Governance, Voting and Standstill Agreement on March 29, 2016 (the “Standstill Agreement”), pursuant to which Tahoe and its affiliates may not acquire or propose to acquire additional shares of equity interests in the Issuer until and unless a waiver of the relevant provisions of the Standstill Agreement is granted by the Unaffiliated Directors (as defined in the Standstill Agreement), the Issuer formed a special committee consisting of Unaffiliated Directors (the “Special Committee”) to consider and evaluate the Proposal and whether to grant a waiver with respect to the Proposal (the

“Waiver”).  On December 11, 2016, the Special Committee granted Tahoe the Waiver in writing allowing Tahoe to submit the Proposal with respect to the Proposed Transaction.  The Waiver may be terminated at any time in the Special Committee’s sole discretion in the event the Special Committee determines that the Proposal will not result in a transaction deemed to be in the best interests of the minority stockholders of the Issuer.

If the Proposed Transaction is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.

The summary of the Proposal in this Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 7.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7	Proposal from Tahoe to the Issuer’s board of directors dated as of December 8, 2016.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2016

Tahoe Investment Group Co., Ltd.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman

THAIHOT Investment Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

Qisen Huang

/s/ Qisen Huang